Free Writing Prospectus (To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 2, 2008

$ 100% Principal Protected Notes due September 22, 2011 Linked to the Performance of the Dow Jones EURO STOXX 50® Index Medium-Term Notes, Series A, E-2585

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Initial Valuation Date:	September 17 2008

Issue Date:	September 22, 2008

Final Valuation Date:	September 19, 2011*

Maturity Date:	September 22, 2011* (resulting in a term to maturity of approximately 3 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Principal Protection:	100%

Participation Rate:	125%

Reference Asset:	Dow Jones EURO STOXX 50® Index (the “Index”) (Bloomberg ticker symbol “SX5E <Index>”)

Maximum Return:	21.25-25.00% * Actual maximum return will be determined on initial valuation date

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the index return is greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the index return and (ii) the participation rate, subject to a maximum return on the notes of 21.25%à:

$1,000 + [$1,000 × index return × 125%]

•        if the index performance is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

à        The actual maximum return on the notes will be set on the initial valuation date and will not be less than 21.25%.

Index Return:	The performance of the index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Business Day:	New York

Settlement:	DTC; global notes

CUSIP/ISIN:	06738QKP2 and US06738QKP27

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008 and the index supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part and the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated August 22, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507187233/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Index Return?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000 with a participation rate of 125% and a hypothetical maximum return of 21.25%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

FWP–2

Index Level	Index Performance	Payment at Maturity	Total Return on the Notes
6,598.30	100%	$1,212.50	21.25%
6,268.39	90%	$1,212.50	21.25%
5,938.47	80%	$1,212.50	21.25%
5,608.56	70%	$1,212.50	21.25%
5,278.64	60%	$1,212.50	21.25%
4,948.73	50%	$1,212.50	21.25%
4,618.81	40%	$1,212.50	21.25%
4,288.90	30%	$1,212.50	21.25%
3,958.98	20%	$1,212.50	21.25%
3,629.07	10%	$1,125.00	12.50%
3,464.11	5%	$1,062.50	6.25%
3,299.15	0%	$1,000.00	0.00%
3,134.19	-5%	$1,000.00	0.00%
2,969.24	-10%	$1,000.00	0.00%
2,639.32	-20%	$1,000.00	0.00%
2,309.41	-30%	$1,000.00	0.00%
1,979.49	-40%	$1,000.00	0.00%
1,649.58	-50%	$1,000.00	0.00%
1,319.66	-60%	$1,000.00	0.00%
989.75	-70%	$1,000.00	0.00%
659.83	-80%	$1,000.00	0.00%
329.92	-90%	$1,000.00	0.00%
0.00	-100%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the index increases from an initial level of 3,299.15 to a final level of 3,464.11.

Because the final level of 3,464.11 is greater than the initial level of 3,299.15 and the index return multiplied by the participation rate does not exceed the maximum return, the investor receives a payment at maturity of $1,062.50 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 5% × 125%) = $1,062.50

Example 2: The level of the index increases from an initial level of 3,299.15 to a final level of 4,288.90.

Because the final level of 4,288.90 is greater than the initial level of 3,299.15 and the index return multiplied by the participation rate exceeds the maximum return, the investor receives a payment at maturity of $1,212.50 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 3: The level of the index decreases from an initial level of 3,299.15 to a final level of 2,969.24.

Because the final level of 2,969.24 is less than the initial level of 3,299.15, the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket performance by 125%, up to the maximum return on the Notes of 21.25%, or $1,212.50 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

FWP–3

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among Dow Jones EURO STOXX 50® Index—The return on the Note is tied to the performance of the Dow Jones EURO STOXX 50® Index which consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Dow Jones EURO STOXX 50® Index, see the information set forth under “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested directly in the index. If the index return is negative, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the index return was positive at some time during the term of the Notes but later fell below 0%.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed 21.25% (actual maximum return will be determined on the initial valuation date) of the principal amount, even though the index performance may be greater than the maximum return.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP–4

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the index are denominated, although any currency fluctuations could affect the performance of the index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the index;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Japanese yen; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Historical Information

The following graphs set forth the historical performance of the index based on the daily closing levels from January 2, 2002 through August 27, 2008. On August 27, 2008, the closing level of the index was 3,299.15.

We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical level of the index should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the final valuation date. We cannot give you assurance that the performance of the index on the final valuation date will result in the return of any of your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–6